Exhibit 99.1

VNET Announces New Strategic Investors

BEIJING, May 13, 2026 -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced that PJ Millennium I Limited (“Buyer I”) and PJ Millennium II Limited (“Buyer II”, together with “Buyer I”, the “Buyers”) have entered into a share purchase agreement (the “Share Purchase Agreement”) with Success Flow International Investment Limited (“Success Flow”) and Choice Faith Group Holdings Limited (“Choice Faith”, together with “Success Flow”, the “Sellers”) to purchase from the Sellers in aggregate up to 650,424,192 Class A ordinary shares in the Company (the “Proposed Investment”), at a price of US$1.4486 per ordinary share in cash (which is equivalent to US$8.6914 per ADS). VNET also entered into a deed with the Buyers to provide certain representations and warranties and undertakings to the Buyers in connection with the Proposed Investment. The closing of the Proposed Investment is subject to conditions set forth in the Share Purchase Agreement, including approval by the shareholders of SDHG (as defined below), and is expected to take place in the fourth quarter of 2026.

Both Buyers are wholly-owned subsidiaries of PJ Millennium Limited Partnership (“PJ Millennium Partnership”). The general partner of PJ Millennium Partnership is Lochpine BG I GP Limited, which is a non-controlled and non-consolidated affiliate of Contemporary Amperex Technology Co., Limited (stock codes: 300750.SZ and 03750.HK).

Both Sellers are beneficially owned by Shandong Hi-Speed Holdings Group Limited (“SDHG”) (stock code: 00412.HK).

Immediately after the closing of the Proposed Investment, the Buyers will hold in aggregate approximately up to 38.1% of the total issued and outstanding shares of the Company, based on 1,708,149,858 ordinary shares issued and outstanding as of March 31, 2026. Under the Share Purchase Agreement, Seller B may dispose of up to 195,127,260 Class A ordinary shares held by it before the closing of the Proposed Investment, unless the Buyers require the closing in respect of all of such Class A ordinary shares to take place on or before September 15, 2026, subject to the terms and conditions of the Share Purchase Agreement.

Concurrently with the signing of the Share Purchase Agreement, the Buyers entered into an investor rights agreement with the Company (the “Investor Rights Agreement”) and a voting and consortium agreement (the “Voting and Consortium Agreement”) with Mr. Josh Sheng Chen, Founder, Executive Chairperson and Interim Chief Executive Officer of VNET, and certain affiliated investment vehicles (collectively, the “Founder Parties”), both of which will become effective upon closing of the Proposed Investment. Pursuant to the Investor Rights Agreement, the Company will grant the Buyers certain investor rights and the Buyers will be restricted from transferring or otherwise disposing of certain Class A ordinary shares of the Company acquired in the Proposed Investment for a specified period, subject to terms and conditions of the Investor Rights Agreement. In addition, the Buyers undertake to take necessary actions to support the stability of control of the Company.

Pursuant to the Voting and Consortium Agreement, the Buyers will vote certain Class A ordinary shares of the Company acquired in the Proposed Investment at the shareholders' meetings of the Company in accordance with any voting instructions provided by the Founder Parties for a specified period, subject to the terms and conditions of the Voting and Consortium Agreement.

“We are pleased to welcome our new strategic investors and greatly appreciate their strong support for VNET and our long-term vision. Looking ahead, we will work closely with our strategic partners to deepen collaboration across technology and supply chains, and to jointly advance original, end-to-end innovation across the next generation of the AIDC industry,” said Mr. Josh Sheng Chen, Founder, Executive Chairperson and Interim Chief Executive Officer of VNET.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the consummation of the Proposed Investment; VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu
Tel: +86 10 8456 2121
Email: ir@vnet.com

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